SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. )

Delta Mutual, Inc.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

247734 20 5
(CUSIP Number)

Daniel R. Peralta
Egani, Inc.
8260 East Raintree Drive
Scottsdale, AZ 85260
(408) 212-1989
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2008
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1)
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 247734 20 5	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Egani, Inc. 86-0945683

2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*
(a) ☐
(a) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING ISREQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Arizona

	7	SOLE VOTING POWER
		130,000,000 shares of common stock of Delta Mutual, Inc. owned directly

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING		130,000,000 shares of common stock of Delta Mutual, Inc. owned directly
PERSON WITH
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
130,000,000 shares of common stock of Delta Mutual, Inc.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.39%

14	TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 247734 20 5	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Daniel R. Peralta

2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING ISREQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.

	7	SOLE VOTING POWER
		65,000,000 shares of common stock of Delta Mutual, Inc. owned indirectly through Egani, Inc., which owns the shares directly.

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING		65,000,000 shares of common stock of Delta Mutual, Inc. owned indirectly through Egani, Inc., which owns the shares directly.
PERSON WITH
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,000,000 shares of common stock of Delta Mutual, Inc.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.69%

14	TYPE OF REPORTING PERSON*

IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 247734 20 5	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)*
Laura Monica Gallo

2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING ISREQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.

	7	SOLE VOTING POWER
		65,000,000 shares of common stock of Delta Mutual, Inc. owned indirectly through Egani, Inc., which owns the shares directly.

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING		65,000,000 shares of common stock of Delta Mutual, Inc. owned indirectly through Egani, Inc., which owns the shares directly.
PERSON WITH
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,000,000 shares of common stock of Delta Mutual, Inc.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.69%

14	TYPE OF REPORTING PERSON*

IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 247734 20 5	13D	Page 5 of 7 Pages

Item 1.	Security and Issuer

Common Stock, par value $.0001 per share, of Delta Mutual, Inc., 111 North Branch Street, Sellersville, PA 18960.

Item 2.	Identity and Background

(a)	Egani, Inc.
Daniel R. Peralta
Laura Monica Gallo

(b)	Egani, Inc
8260 East Raintree Drive
Scottsdale, AZ 85260
State of Organization: Arizona

Daniel R. Peralta
c/o Egani, Inc.
8260 East Raintree Drive
Scottsdale, AZ 85260

Laura Monica Gallo
c/o Egani, Inc.
8260 East Raintree Drive
Scottsdale, AZ 85260

(c)	Daniel R. Peralta is President of Egani, Inc., 8260 East Raintree Drive, Scottsdale, AZ 85260, whose principal business is investments

(d)	NA

(e)	NA

(f)	U.S.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of the working capital of Egani, Inc., which sold to Delta Mutual, Inc. all of the outstanding membership interests in Altony SA, that in turn owns all of the outstanding membership interests in South American Hedge Fund LLC, in exchange for 130,000,000 shares of its common stock issued to Egani, Inc., was the personal funds of Daniel R. Peralta and Laura Monica Gallo.

CUSIP No. 247734 20 5	13D	Page 6 of 7 Pages

Item 4.	Purpose of Transaction.

The purpose of the transactions by Egani, Inc. was to make an investment in Delta Mutual, Inc.

(a)	NA

(b)	NA

(c)	NA

(d)	It is the intention of the two controlling stockholders of Egani, Inc. to designate a majority of the directors of Delta Mutual, Inc.

(e)	NA

(f)	NA

(g)	NA

(h)	NA

(i)	NA

(j)	NA

Item 5.	Interest in Securities of the Issuer.

(a)
130,000,000 shares of common stock, par value $.0001 per share, of Delta Mutual, Inc. owned directly by Egani, Inc. and indirectly by Daniel R. Peralta and Laura Monica Gallo, or in the aggregate 59.39% of the outstanding shares of such common stock.

(b)	Egani, Inc., and Daniel R. Peralta and Laura Monica Gallo, through Egani, Inc., have sole power to vote and dispose of 130,000,000 shares of Delta Mutual, Inc. common stock

(c)
At a closing held on March 4, 2008, Delta Mutual, Inc. acquired all of the outstanding membership interests in Altony SA, a Uruguay Sociedad Anonima, which in turn owns all of the outstanding membership interests in South American Hedge Fund, LLC, a Delaware limited liability company.

(d)	NA

(e)	NA

CUSIP No. 247734 20 5	13D	Page 7 of 7 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

NA

Item 7.	Material to be Filed as Exhibits.

NA

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2008
(Date)
/s/ Daniel R. Peralta
(Signature)

/s/ Laura Monica Gallo
(Signature)

EGANI, INC.

By:	/s/ Daniel R. Peralta
Daniel R. Peralta, President

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).